UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-43046

Green Circle Decarbonize Technology Limited

(Registrant’s Name)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 12, 2026, Green Circle Decarbonize Technology Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with RBW Capital Partners LLC, whose securities and brokerage services are offered through Dawson James Securities, Inc., as representative of the underwriters named therein (the “Representative” and such other underwriters being collectively called the “Underwriters” or, individually, an “Underwriter”), in connection with issuance and sale by the Company (the “IPO”) of 2,500,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a price of $4.00 per share, less underwriting discounts and commissions. Pursuant to the Underwriting Agreement, the Underwriters were granted an option (the “Over-Allotment Option”) for a period of 45 days to purchase from the Company up to an additional 375,000 Ordinary Shares, at the same price per share, to cover over-allotments, if any. A registration statement on Form F-1 relating to the IPO was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-276943) and was declared effective by the SEC on December 30, 2025.

The company anticipates the IPO will close on or about January 14, 2026. The Company’s Ordinary Shares are expected to begin trading on the NYSE American Market under the symbol “GCDT” on January 13, 2026.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of each of the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 and is incorporated by reference herein.

On January 12, 2026, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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Exhibits.

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 12, 2026, by and between Green Circle Decarbonize Technology Limited and RBW Capital Partners LLC (as representative of the underwriters named therein)
99.1	Pricing Press Release, dated January 12, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Circle Decarbonize Technology Ltd.

Date: January 13, 2026	By:	/s/ Chan Kam Biu Richard
Chan Kam Biu Richard
Chief Executive Officer and Director

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